

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 18, 2012

<u>Via E-mail</u>
Michael Cohen, Esq.
Vice President and Corporate Secretary
Caesars Entertainment Corporation
One Caesars Palace Drive
Las Vegas, NV 89109

> **Re: Caesars Entertainment Corporation**
> **Amendment No. 1 to Registration Statement on**
> **Form S-1**
> **Filed November 15, 2011**
> **File No. 333-177985**

Dear Mr. Cohen:

We have reviewed Amendment No. 1 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note your response to comments 3 and 29 of our letter dated December 13, 2011. We will continue to monitor for your response to these comments.

<u>Prospectus Summary, page 1</u>

<u>Our Competitive Strengths, page 3</u>

2.   We note your response to comment 4 that you have minimal near-term maturities after 12 months. Please clarify if this assumes you are able to obtain the extensions related to your CMBS and PHW loans.

Summary Historical Consolidated Financial Data of Caesars Entertainment Corporation, page 10

3. We note your revised disclosure in response to our prior comment 6, and that you now reconcile EBITDA and EBITDA-based non-GAAP measures to Income/(loss) from operations. Please revise your non-GAAP disclosures in your next amendment to reconcile EBITDA and EBITDA-based non-GAAP measures to a measure of net income, as EBITDA makes adjustments for items that are not included in Income/(loss) from operations. Refer to Question 103.02 of the Compliance and Disclosure Interpretation, Non-GAAP Financial Measures.

4. We note your response to comment 8 disclosing the types of ratios included in the CEOC indenture. Please disclose the actual leverage ratios or explain how your disclosure allows investors to fully appreciate your ability to comply with the material terms of the CEOC indenture.

Management's Discussion and Analysis …, page 46

5. We note your response to comment 16. Please explain why disclosure of the actual rates for the "trips" and "spend per trip" would be immaterial and confusing once you clarify that competitors may define the term differently. Also, please quantify the changes in your performance indicators for regions other than Las Vegas and Atlantic City and tell us if there are other key performance indicators considered by management, such as hold percentage or revenue per room available.

Business, page 79

Maximize our core business …, page 84

6. We note your response to comment 22. Please discuss the components to the calculation that resulted in the estimated cost savings disclosed here and in your pro forma adjustments.

Macau, page 88

7. We have reviewed your response to comment 23. Please tell us whether the value of the land concession you have obtained in Macau contemplates the use of the land as something other than its present use as a golf course, and if you believe the alternative uses continue to be feasible. Please also tell us what circumstances you would consider indicators of impairment, triggering an evaluation of the asset for impairment.

Executive Compensation, page 108

8. We note your response to comment 25 of our letter dated December 13, 2011. Please revise your disclosure to provide the information contained in your response.

9.   We note your response to comment 26.
- Please revise to discuss the fixed and variable compensation paid to each named executive officer under each applicable plan and how their performance resulted in such payments.
- Please explain the how the criteria of 0.5% of EBITDA was achieved pursuant the senior executive incentive plan.
- Please clarify whether the adjusted EBITDA target of $1,958 million was deemed achieved. If so, please reconcile with your disclosure that actual adjusted EBITDA was $1,871.2 for 2010.
- The corporate expense target was $444 million in 2010 even though such expense appears to be less than $151 million in each of the last three years based on your pro forma financials. Please discuss how the corporate expense target was set.

Exchange Offers, Debt Repurchases and Open Market Purchases, page F-26

10.   We have reviewed your response to prior comment 27. Please clarify how the fair value adjustment of $1.4 billion arose, and how the amount was calculated.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Attorney-Advisor, at (202) 551-3585 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Attorney-Advisor

cc: Monica Thurmond, Esq.